Item 77(C)

                Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of Payson Value Fund, held on March 22, 2007, Shares were voted as summarized below on the following proposal presented to shareholders:

To approve a Plan of Reorganization and Termination, which provided for the reorganization of the Payson Value Fund into the Payson Total Return Fund.

           For                     Against                   Abstain
           ---                     -------                   -------
       621,885.284                  0.000                   9,506.789